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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 33-33671

Rohm and Haas Holdings Ltd.                        Rohm and Haas Company

               (Exact name of registrant as specified in charter)


         Debt Securities having an aggregate offering price of $150,000,000 Guarantees of Debt Securities having an aggregate offering price of $150,000,000



   Rohm and Haas Holdings Ltd.                      Rohm and Haas Company

          Victoria Hall                             Independence Mall West
        11 Victoria Street                     Philadelphia, Pennsylvania 19105
     Hamilton, Bermuda HM 11                            (215) 592-3000
          (441) 292-4402



(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


       Debt Securities having an aggregate offering price of $150,000,000 Guarantees of Debt Securities having an aggregate offering price of $150,000,000

            (Title of each class of securities covered by this Form)


             Common Stock, $2.50 par value of Rohm and Haas Company
                    Debt Securities of Rohm and Haas Company


       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [ ]                Rule 12h-3(b)(1)(i)     [X]
Rule 12g-4(a)(1)(ii)    [ ]                Rule 12h-3(b)(1)(ii)    [ ]
Rule 12g-4(a)(2)(i)     [ ]                Rule 12h-3(b)(2)(i)     [ ]
Rule 12g-4(a)(2)(ii)    [ ]                Rule 12h-3(b)(2)(ii)    [ ]
                                           Rule 15d-6              [ ]

Approximate number of holders of record as of the certification or notice date:
4



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:       March ___, 2001         ROHM AND HAAS HOLDINGS LTD.


                                    By:

                                    /s/ James M. Macdonald
                                    ----------------------------------------
                                    James M. Macdonald
                                    Vice President




DATE:       March ___, 2001         ROHM AND HAAS COMPANY


                                    By:

                                    /s/ Bradley J. Bell
                                    --------------------------------------------
                                    Bradley J. Bell
                                    Senior Vice President and Chief Financial
                                    Officer